Exhibit 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

March 16, 2020

To:	To:
Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Supplementary Immediate Report – Cessation of Sanctions

Tel Aviv, Israel – March 16, 2020 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ) (“Bezeq”) announced today that further to Bezeq’s report dated March 1, 2020 regarding sanctions being taken by Bezeq’s labor union from that date, it is reported that on March 15, 2020, the labor union announced a cessation of sanctions in light of the outbreak of coronavirus.

Sincerely,
Bezeq The Israel Telecommunications Corporation Ltd.

The above information constitutes a summary and translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.